Contact Information Todd S. Hyatt Executive Vice President, Chief Financial Officer IHS Inc. 15 Inverness Way East Englewood, CO 80112 303-397-2616 (direct dial) 303-754-4025 (facsimile)

April 21, 2015
Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2014
Filed January 16, 2015
Definitive Proxy Statement on Schedule 14A
Filed February 25, 2015
File No. 001-32511

Dear Mr. Gilmore:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated April 8, 2015, regarding the filings referenced above. For your convenience, we have repeated each of the Staff's comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended November 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 29

1. We note your disclosure of the non-GAAP measure "SG&A expense excluding stock-based compensation." Please tell us what consideration was given to the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Similar concerns apply to your Form 10-Q for the quarterly period ended February 28, 2015.

Securities and Exchange Commission
April 21, 2015

The stock-based compensation expense allocated to SG&A is disclosed in Note 14 of Part II, Item 8 in the 2014 Form 10-K (Note 9 of Part I, Item 1 in the Form 10-Q for the quarterly period ended February 28, 2015) and is the sole reconciling item between the GAAP and non-GAAP measure. We believe the non-GAAP measure provides useful information to investors regarding our results of operations because it provides investors with a better view of the ongoing operating performance of our SG&A activities. In future filings, we will update our table and associated SG&A explanation similar to the below disclosure. We would continue to provide a separate explanation of changes in the stock-based compensation expense component of SG&A.

Operating Expenses

The following table shows our operating expenses and the associated percentages of revenue.

	Year ended November 30,			% Change 2014 vs. 2013	% Change 2013 vs. 2012
(In thousands, except percentages)	2014	2013	2012
Operating expenses:
Cost of revenue	$879,051	$748,184	$624,514	17%	20%

SG&A expense	$828,158	$680,989	$534,043	22%	28%
Stock-based compensation expense allocated to SG&A	(158,839)	(154,180)	(115,337)	3%	34%
SG&A expense excluding stock-based compensation	$669,319	$526,809	$418,706	27%	26%

Depreciation and amortization expense	$202,145	$158,737	$118,243	27%	34%

As a percent of revenue:
Cost of revenue	39%	41%	41%
SG&A expense	37%	37%	35%
SG&A expense excluding stock-based compensation	30%	29%	27%
Depreciation and amortization expense	9%	9%	8%

Selling, General and Administrative (SG&A) Expense

We evaluate our SG&A expense excluding stock-based compensation expense in order to focus on the ongoing operating performance of our SG&A activities. Our SG&A expense as a percent of revenue has increased slightly in 2013 and 2014 as we expand our sales and marketing forces to drive scale and growth in key industries and core markets.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 39

2. We note that "Other accrued expenses" comprises more than 13% of total current liabilities as of November 30, 2014. Please tell us what consideration you gave to separately presenting any individual items within this category that were in excess of 5% of total current liabilities pursuant to Regulation S-X Rule 5-02(20).

No individual items within our "Other accrued expenses" category were in excess of 5 percent of total current liabilities.

Securities and Exchange Commission
April 21, 2015

Definitive Proxy Statement on Schedule 14A

Compensation Discuss and Analysis

Annual Bonus, page 35

3. With a view toward providing enhanced disclosure in future filings, please tell us how you measure customer delight. Please explain how the company sets the target goals for this metric and how it evaluates actual performance against the target. Refer to Item 402(b)(2) of Regulation S-K.

Customer delight is a quantitative measure based on external customer surveys. Our target goals for customer delight are set on an annual basis and performance is evaluated quarterly based on survey results. Our customer delight baseline (or threshold) goal for the year was established based on prior year performance. Target and stretch goals were assigned based on incremental gains to the established threshold goal. Actual performance for customer delight was determined after the completion of each survey and this performance was measured against the pre-established targets.

Executive Compensation Tables

2014 Summary Compensation Table, page 40

4. Although the portion of your NEOs’ annual bonus attributable to customer delight was paid in the form of IHS common stock, this portion of the bonus appears to be included in the summary compensation table under non-equity incentive plan compensation rather than stock awards. Please advise.

Because the customer delight portion was part of our annual bonus plan, we based our disclosure on Instruction 2 to Item 402(c)(iii) and (iv) of Regulation S-K, which provides that the receipt of any such form of non-cash compensation instead of salary or bonus be disclosed in a footnote added to the salary or bonus column.

In responding to your comments regarding the filing referenced above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 303-397-2616.

Sincerely,

/s/ Todd S. Hyatt
Todd S. Hyatt
Executive Vice President, Chief Financial Officer